UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 26)*
Total System Services, Inc.
(Name of Issuer)
$.10 Par Value Common Stock
(Title of Class of Securities)
891906-10-9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891906-10-9

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Columbus Bank and Trust Company, as parent holding company and in various fiduciary capacities; Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company; and Synovus Trust Company, in various fiduciary capacities

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	5.	SOLE VOTING POWER

NUMBER OF		23,745,174

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		249,953

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,876,249

WITH	8.	SHARED DISPOSITIVE POWER

		1,423,688

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,583,064 (Includes Beneficial Ownership disclaimed)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK and HC

Item 1.
(a)	Name of Issuer

Total System Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1600 First Avenue, Columbus, Georgia 31901
Item 2.
(a)	Name of Person Filing

Synovus Trust Company Columbus Bank and Trust Company Synovus Financial Corp.

(b)	Address of Principal Business Office or, if none, Residence

Synovus Trust Company — 1148 Broadway, Columbus, Georgia 31901
Columbus Bank and Trust Company — 1148 Broadway, Columbus, Georgia 31901
Synovus Financial Corp. — 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901

(c)	Citizenship

Synovus Financial Corp. is a Georgia business corporation and its banking, investment advisory and trust company subsidiaries, including Synovus Trust Company and Columbus Bank and Trust Company, are Georgia, Florida, Alabama, Tennessee and national banking and business corporations and trust companies.

(d)	Title of Class of Securities

$.10 par value common stock

(e)	CUSIP Number

891906-10-9

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☑ A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned (includes shares as to which beneficial ownership is disclaimed): 25,583,064

(b)	Percent of class: 13%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 23,745,174

(ii)	Shared power to vote or to direct the vote: 249,953

(iii)	Sole power to dispose or to direct the disposition of: 23,876,249

(iv)	Shared power to dispose or to direct the disposition of: 1,423,688
For an additional discussion on this item, see Exhibit “A”.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Exhibit “A”

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit “A”

Item 8.	Identification and Classification of Members of the Group
See Exhibit “B”

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBUS BANK AND TRUST COMPANY
February 13, 2009	By:	/s/ William R. Blanchard
Date		Name:	William R. Blanchard
		Title:	Executive Vice President

SYNOVUS FINANCIAL CORP.
February 13, 2009	By:	/s/ Thomas J. Prescott
Date		Name:	Thomas J. Prescott
		Title:	Executive Vice President and Chief Financial Officer

SYNOVUS TRUST COMPANY
February 13, 2009	By:	/s/ George G. Flowers
Date		Name:	George G. Flowers
		Title:	President

EXHIBIT “A”
     As of December 31, 2008 Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, held the following common shares of the issuer in various fiduciary and advisory capacities, the beneficial ownership of which is disclaimed.

Sole Voting Power	Shared Voting Power	Sole Power To Dispose	Shared Power to Dispose
23,745,174	249,953	23,876,249	1,415,691
     As of December 31, 2008, the other banking, investment advisory and trust company subsidiaries of Synovus Financial Corp. held in a fiduciary or advisory capacity shared dispositive power over an additional 7,997 common shares of the issuer, the beneficial ownership of which is disclaimed. None of such subsidiaries, individually or in the aggregate, possesses the right or power to vote or dispose of more than five percent of the common shares of the issuer.

EXHIBIT “B”
     Columbus Bank and Trust Company, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Columbus Bank and Trust Company and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.

EXHIBIT “C”
The undersigned hereby agree that this Schedule 13G/A is filed on behalf of each of them

SYNOVUS FINANCIAL CORP.
February 13, 2009	By:	/s/ Thomas J. Prescott
Date		Name:	Thomas J. Prescott
		Title:	Executive Vice President and Chief Financial Officer

COLUMBUS BANK AND TRUST COMPANY
February 13, 2009	By:	/s/ William R. Blanchard
Date		Name:	William R. Blanchard
		Title:	Executive Vice President

SYNOVUS TRUST COMPANY
February 13, 2009	By:	/s/ George G. Flowers
Date		Name:	George G. Flowers
		Title:	President